Exhibit 1.02

NTT Group’s Conflict Minerals Report

Pursuant to the Securities Exchange Act of 1934, Rule 13p-1

This report is NTT Group’s Conflict Minerals Report for 2013, in accordance with the provisions of Rule 13p-1 of the Securities Exchange Act of 1934 (“Rule 13p-1”). However, this report excludes conflict minerals that were located outside of the Supply Chain of NTT Group prior to January 31, 2013. Numerous terms used in this report are defined in Rule 13p-1 and Form SD, as well as the Securities Exchange Act of 1934, Release No. 34-67716 (August 22, 2012).

In accordance with Rule 13p-1, NTT Group conducted due diligence to determine whether conflict minerals in each NTT Group product category was DRC conflict-free.

In terms of the supply chain, the products and manufactured goods that NTT Group sells are at the furthest point downstream from the mining of conflict minerals. In other words, NTT Group itself does not purchase unprocessed ore or unrefined conflict minerals from anywhere, including the Covered Countries. It is difficult to identify with confidence the location of origin (mine location) of conflict minerals once the raw ore has been smelted, refined and converted into other forms containing conflict materials, such as ingots and bars. The smelters and refiners are the point at which the unprocessed ore is concentrated, and NTT Group believes that the smelters and refiners are in the best position in the supply chain to identify the origin of ore mining.

NTT Group’s due diligence process was conducted in good faith and was designed to be compliant with a nationally or internationally recognized due diligence framework, based on the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) and related supplements on individual conflict minerals.

NTT Group’s due diligence method was as follows:

•	Conduct a survey of tier 1 suppliers in its supply chain using the EICC/GeSI Conflict Minerals Reporting Template. The purpose of the survey is to identify those refiners and smelters supplying refined conflict minerals for use in NTT Group’s own manufactured goods or other products.

•	Compare smelters and refiners identified through the supply chain survey against smelters and refiners designated as “DRC conflict free” on the basis of an independent third-party audit of conflict minerals (list of tantalum, tin, tungsten and gold smelters/refiners published by the EICC/GeSI through its Conflict-Free Smelter (CFS) program).

The due diligence efforts referred to above which were performed by NTT Group were designed to identify the smelters and refiners of conflict minerals supplying conflict minerals to NTT Group’s suppliers. NTT Group had also held an explanatory meeting with its suppliers prior to their surveys. Where the responses to the survey were assessed as indicating that the conflict mineral in question did not originate in one of the Covered Countries, NTT Group reviewed the supporting documentation to confirm the validity of the responses.

NTT Group requested a conflict minerals survey from each of its tier 1 suppliers, of which over 80% (based on the aggregate value of NTT Group’s procurement from its suppliers) responded. The results revealed that certain products that include conflict minerals had certain of such conflict minerals sourced from countries other than the Covered Countries.

However, in evaluating the totality of the responses, it seems that, in many cases, it was difficult to obtain sufficient information from suppliers or other information sources to determine whether or not the conflict minerals used in its products originated in the Covered Countries, and even when such information was obtained in respect of a supplier, in many cases it was difficult to ascertain whether or not such conflict minerals were from recycled or scrap sources and whether or not such conflict minerals were used to finance armed groups. In many cases, the supplier responses did not provide the identity of the smelter or refiner processing the conflict mineral, or the responses indicated that the relevant supplier, or the refiner or smelter from which such tier 1 supplier sources conflict minerals, were unable to source the conflict minerals ultimately used in NTT Group’s products, and no definitive information was available to properly assess whether proceeds from such conflict minerals was used to finance armed groups, as all of the foregoing information was still under investigation.

Furthermore, it was difficult in many cases to obtain sufficient information from its survey participants as to the sourcing of the conflict minerals used in its products.

NTT Group is not required to obtain an independent private sector audit for this Conflict Minerals Report.

Throughout the specified period, NTT Group implemented the following measures as improvement initiatives:

•	In order to improve the supplier response rate for the smelter and refiner survey, NTT Group implemented the survey in cooperation with its key suppliers (for example, visited suppliers to verify obstacles and consult on countermeasures with a view to improving the smelter and refiner identification rate)

•	NTT Group provided feedback on the survey results to all suppliers who cooperated with the survey, and continued to request their cooperation in surveys

•	NTT Group exchanged its views with other SEC-registered companies and industry associations and other organizations to cooperate with regard to initiatives aimed at achieving non-use of conflict minerals in the future

NTT Group intends to continue to make every effort to identify mines or the locations of the origin of relevant minerals, including the above due diligence procedures.

NTT Group plans to improve its due diligence efforts throughout the 2014 reporting period in order to mitigate the risk of conflict minerals benefiting armed groups, including taking the following steps:

•	Undertake further efforts to improve the supplier response rate for the smelter and refiner survey

•	Compare the results of the conflict minerals survey against information obtained from independent conflict-free validation programs such as the EICC/GeSI Conflict-Free Smelter Program

•	Contact smelters and refiners identified as a result of the conflict minerals survey, and request that they obtain conflict-free certification through an industry program such as the EICC/GeSI Conflict-Free Smelter Program